EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

						For Nine
						Months
	For Fiscal Years Ended					Ended
	January 1,	December 31,	December 30,	December 29,	January 3,	October 3,
	2005	2005	2006 (2)(3)	2007 (2)(3)	2009 (2)(3)	2009
Pre-tax (loss) income from continuing operations(1)	(337)	1,468	6,521	(3,846)	(30,556)	(50,675)
Fixed charges	1,653	5,301	7,834	17,150	24,441	18,655

Total earnings (losses) and fixed charges	1,316	6,769	14,355	13,304	(6,115)	(32,020)

Interest expense	538	3,772	6,081	12,191	18,841	14,452
Portion of rent expense deemed to be interest expense	1,115	1,529	1,753	4,959	5,600	4,203

Total fixed charges	1,653	5,301	7,834	17,150	24,441	18,655

Ratio of earnings to fixed charges	n/a	1.28	1.83	n/a	n/a	n/a

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries plus fixed charges minus noncontrolling interests in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rent expense that we believe to be representative of interest expense. Earnings were not sufficient to cover fixed charges by $50.7 million for the first nine months ended for fiscal year 2009, $30.6 million for fiscal year 2008, $3.8 million for fiscal year 2007, and $0.3 million for fiscal year 2004.

(2)	On January 4, 2009 we adopted Financial Accounting Standards Board’s accounting standards on “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion, (Including Partial Cash Settlement).” The impact of this adoption has been retrospectively applied to prior period results.

(3)	In the second quarter of fiscal 2009, we discovered an immaterial misstatement in out stock-based compensation expense that impacted fiscal 2006, 2007, 2008, and the first fiscal quarter of fiscal 2009. We have corrected our prior period results as if our stock-based compensation expense had been properly recorded in each prior period.